FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        Enterprise Products Partners L.P. is filing a list of additional “Frequently Asked Questions” from El Paso employees and responses from Enterprise Products Company regarding employment matters arising from the proposed merger with GulfTerra. These questions are in addition to those filed on January 13, 2004. This information is available to prospective employees on a confidential and secure internet website and is reproduced in this filing.

FREQUENTLY ASKED QUESTIONS

Q.	Can you tell me how the holidays, vacation program, and sick leave are administered?

A.	Please note that we do not have a personal time off policy as you have now. We administer our vacation, funeral leave, sick leave, etc., as individual programs. What we have now is not necessarily what we will have once the merger is complete.

Holidays: We observe 10 holidays. New Year’s Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, Friday after Thanksgiving, Christmas Day and Floating holiday (normally taken attached to Christmas). The Louisiana employees recognize Mardi Gras instead of President’s Day.

Vacation	Two Weeks (80 hrs)	After one year of service
	Three Weeks (120 hrs)	As of January 1 of the year in which the employee’s fifth anniversary occurs. Note: the three weeks are not fully earned until the fifth anniversary date is reached.
	Four Weeks (160 hrs)	As of January 1 of the year in which the employee’s 10th anniversary occurs. Note: the four weeks are not fully earned until the 10th anniversary date is reached.
	Five Weeks (200 hrs)	As of January 1 of the year of the employee’s 20th anniversary. Note: the five weeks are not fully earned until the 20th anniversary date is reached.

Sick Leave: The length of service determines the amount of sick leave
Length of Service	Weeks @ 100% Pay	Weeks @ 50% Pay
0 - 6 months	0	0
6 mos - 1 year	1 week	1 week
1 year - 2 years	3 weeks	3 weeks
2 years - 3 years	4 weeks	4 weeks
3 years - 4 years	5 weeks	5 weeks
4 years - 5 years	6 weeks	6 weeks
5 years - 6 years	7 weeks	7 weeks
6 years - 7 years	8 weeks	8 weeks
7 years - 8 years	9 weeks	9 weeks
8 years - 9 years	10 weeks	10 weeks
9 years - 10 years	11 weeks	11 weeks
10 years and beyond	12 weeks	12 weeks

Q.	What type of parking arrangements do you have for employees and what is the cost?

A.	Enterprise provides free garage parking to all employees. Parking is open and unassigned with the exception of some reserved spaces.

Q.	Does Enterprise have an educational assistance program?

A.	The Enterprise Employee Educational Assistance Program assists employee with educational expenses for college work in areas that benefit the company or provide for employment development. The program offers a flat reimbursement schedule as follows:

•	$90 per semester hours for junior college work;
•	$130 per semester hour for undergraduate work; and
•	$160 per semester hour for graduate work.

Reimbursement occurs upon the satisfactory completion of the course. A cash award of $500 to $1500 is awarded the employee upon completion of a degree. All credits must be taken at an accredited junior college, college or university.

Q.	What vision options are available at Enterprise?

A.	Employees that participate in the Aetna PPO or HMO are covered by Aetna’s Vision One Discount Program. There is no premium associated with this program, which provides discounts on eyeglasses, contact lenses, lasik procedures, etc. Routine eye exams are only covered in the HMOs.

Q.	Does Enterprise offer retiring employees the option of keeping their insurance, and if so, what are the rates?

A.	Employees that retire from Enterprise at age 65 with 20 years of service are eligible for retiree medical coverage through our self-funded PPO or Traditional Plans, which are administered by Aetna. The retirees pay 100% of the following monthly premiums:

PPO Plan	Retiree Only	$356.34
	Retiree + 1 Dependent	$712.50
	Retiree & Family	$890.77

Traditional Plan	Retiree Only	$414.61
	Retiree + 1 Dependent	$892.21
	Retiree & Family	$1036.48

Q.	If I have a loan through my 401(k), how will that be handled?

A.	Enterprise’s 401(k) allows for the rollover of one loan to our program. We are currently in discussions with ElPaso to facilitate any move to our program.

Q.	Do you offer a dental plan?

A.	Yes, Enterprise offers a dental plan as follows:

Deductible	$50/Individual; $150/Family
Calendar Year Maximum	$1,500
Orthodontia Lifetime Maximum	$1,200
Preventative Services (2 cleanings per calendar year)	100% (no deductible)
Basic Services	80%
Major Services (Dentures, crowns, etc.)	50%